SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25
                                                                 SEC File Number
                                                                        01-13112

                                                                   CUSIP Number:


                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-QSB
              [ ] Form N-SAR

                       For Period Ended: December 31, 2003
                                         _________________


[ ]   Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

         For the Transition Period Ended: ________________


  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ITEM 6. SELECTED FINANCIAL DATA, ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant    DHB INDUSTRIES, INC.
                           ____________________

Former name if applicable
________________________________________________________________________________

Address of principal executive office (STREET AND NUMBER)

400 Post Avenue, Suite 303,
________________________________________________________________________________

City, state and zip code   Westbury, New York  11590
                           _____________________________________________________


                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or
[X] the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Independent Auditor's Report of Grant Thornton, LLP was not attached to the Annual Report on Form 10-K of DHB Industries, Inc, a Delaware corporations (the "Company") because the change of the Company's accountants in August 2003 and the Company's implementation of additional disclosure controls and procedures, each as disclosed in the Annual Report on Form 10-K, delayed certain accounting determinations until very late in the audit process, which gave Grant Thornton, LLP insufficient time to complete its review of the Annual Report on Form 10-K and issue its report for inclusion in the Annual Report on Form 10-K.


                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

Dawn M. Schlegel
________________                                ________________________________
      (Name)                                    (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes     [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For a discussion as to the changes in the Company's results of operations from the corresponding period for the last fiscal year, refer to the "Selected Financial Data" (Item 6) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Item 7) contained in the Company's Form 10-K filed on March 15, 2004.


                              DHB Industries, Inc.
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 15, 2004                    By: /s/ DAVID H. BROOKS
     ______________________            _________________________________________
                                            David H. Brooks
                                            Chief Executive Officer


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